EXHIBIT 99.1
DEBT COVENANT COMPLIANCE
AS OF APRIL 30, 2009
Consolidated Adjusted EBITDA:
(in 000s)

	LTM*	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09
Net Income	$(23,819)	1,603	$412	$(21,363)	$(4,471)
Add Back:
Depreciation and Amortization	4,343	1,050	1,047	1,113	1,133
Income Tax Provision (Benefit)	(8,230)	2,664	2,162	(11,106)	(1,950)
Interest Charges	1,562	130	161	328	943
Non-Cash Charges	7,273	526	1,672	4,181	894
Allowable Add backs Pursuant to Credit Facility Agreement, as amended	35,736	1,696	404	29,300	4,336

Consolidated Adjusted EBITDA	$16,865	$7,669	$5,858	$2,453	$885

Minimum Required	$8,000

* Last Twelve Months (Most Recent Four Fiscal Quarters)

Consolidated Leverage Ratio:
Long-Term Obligations and Notes Payable	$18,530
Letters of Credit	7,122

Consolidated Debt	$25,652

Consolidated Adjusted EBITDA	$16,865

Consolidated Leverage Ratio	1.52

Maximum Permitted	1.75 to 1.0

Consolidated Fixed Charge Coverage Ratio:

Consolidated Adjusted EBITDA	$16,865
Less: LTM Cash Taxes	2,557

	$14,308

LTM Interest Expense	683
Projected Principal Payments on Existing Debt	1,472

	$2,155

Fixed Charge Coverage	6.6

Minimum Fixed Charge Coverage Required	3.0